UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                  PANACO, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   698106 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153

                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d_1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,545,400

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,545,400

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,545,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           26.9%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

                               (Amendment No. 10)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,545,400

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,545,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,545,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           26.9%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

                               (Amendment No. 10)

CUSIP No. 698106 10 1

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,545,400

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,545,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,545,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           26.9%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

                               (Amendment No. 10)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on July 24, 1995, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware
corporation, and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), relating to the common stock, $.01 par value (the "Shares"), of Panaco, Inc. (the "Issuer"), as previously amended, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,960,479 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $3,391,629. The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On August 21, 2000, High River and New Valley Corporation ("NVC") entered into a Stock Purchase Agreement, a form of which is filed herewith as
Exhibit 1 and is incorporated herein in its entirety by reference (the "Stock Purchase Agreement"), pursuant to which, among other things, High River purchased 1,960,479 Shares from NVC for an aggregate purchase price of $3,391,629. In addition, on August 21, 2000 High River entered into an agreement with the Issuer (together with the Stock Purchase Agreement, the "Agreements"). Pursuant to the Agreements: (i) Richard J. Lampen, executive vice president and general counsel of NVC, resigned from the Board of Directors of the Issuer, effective as of August 21, 2000; (ii) George Hebard, a person recommended by High River to fill the Board seat vacated by Mr. Lampen, was elected to the Board of Directors of the Issuer, effective as of August 21, 2000; (iii) the Issuer (a) acknowledged the assignment by NVC to High River of all of NVC's rights under that certain Registration Rights Agreement dated as of July, 1997, by and between the Issuer and others, and (b) High River agreed that at the request of the Issuer within the applicable period, High River would purchase any of the Issuers 10 5/8% senior notes due 2004 that may be required by the holders thereof to be purchased by the Issuer pursuant to Section 4.15 of the Indenture governing such notes.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on August 21, 2000, Registrants may be deemed to beneficially own, in the aggregate, 6,545,400 Shares, representing approximately 26.9% of the Issuer's outstanding Shares (based upon the 24,323,521 Shares stated to be outstanding as of June 30, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission for the period ended June 30, 2000).

         (b) High River has sole voting power and sole dispositive power with regard to 6,545,400 Shares. Riverdale has shared voting power and shared dispositive power with regard to 6,545,400 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 6,545,400 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by any of the Registrants. All such Shares were purchased in a privately negotiated transaction.

                                No. of Shares Price
   Name              Date       Purchased                  Per Share

   High River       8/21/00     1,960,479                  $1.73


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         The paragraph set forth under Item 4 of this Amendment No. 10 is hereby incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1. Stock Purchase Agreement dated as of August 21, 2000, between High River Limited Partnership and New Valley Corporation

         Exhibit 2. Letter Agreement dated as of August 21, 2000, between High River Limited Partnership and Panaco, Inc.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2000




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:  /s/ Carl C. Icahn
              -------------------------
                  Name:  Carl C. Icahn
                  Title:    Member

RIVERDALE LLC

By:      /s/ Carl C. Icahn
         --------------------
         Name:  Carl C. Icahn
         Title:    Member

/s/ Carl C. Icahn
-----------------------
CARL C. ICAHN







               [Signature Page of Amendment No. 10 to Schedule 13D
                          with respect to Panaco, Inc.]